Exhibit (a)(5)

AN IMPORTANT REMINDER!

July 1, 2009

Dear Fellow Shareholder,

We have previously mailed you proxy materials in connection with our upcoming annual meeting of shareholders to be held on Friday, July 10, 2009.  According to our latest records, your proxy instructions for this meeting have not yet been received.

If you have not already done so, please promptly take action to ensure that your shares are represented at the annual meeting.

Please take note that if your shares are held at a brokerage firm, your broker cannot vote your shares for you on the shareholder proposal without first receiving your specific voting instructions.  The MathStar board recommends you vote against the shareholder proposal.

Also, we would like to take this opportunity to alert you that only a few holders submitted their shares into the Tiberius Capital II, LLC unsolicited tender offer.  Thank you for your support of the MathStar board of directors and management and for your rejection of the inadequate Tiberius offer.  Despite the resounding rejection by almost every single MathStar holder, Tiberius has decided to extend the term of its offer at the still too low (and repeatedly rejected) price of $1.15 per share.

Your vote is very important, regardless of the number of shares you currently own.  Because we are rapidly approaching the meeting date, we urge you to vote your shares today, by following either the internet or telephone voting instructions that are enclosed with this letter.  You have until 11:59 p.m., Eastern Time, on July 9, 2009 to vote via telephone or the internet.  Acting now will help ensure that your proxy instructions are received in time for the meeting.

Thank you for giving this important matter your prompt attention.

Sincerely,

Douglas M. Pihl
Chairman, President and Chief Executive Officer